Exhibit 99.1

Enerplus Postpones Investor Day Due to Local State of Emergency

CALGARY, June 21, 2013 /CNW/ - Due to the state of emergency and severe flooding in Calgary, Alberta and surrounding areas, Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is postponing the Investor Day currently scheduled for Monday, June 24, 2013 until further notice. New details will be released once an alternative date is determined.

Ian C. Dundas
Incoming President & Chief Executive Officer
Enerplus Corporation

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com. Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

CO: Enerplus Corporation

CNW 12:05e 21-JUN-13